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      CUSIP No. 000881 10 2               13G                Page 1 of 6
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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                  SCHEDULE 13G


                    Under the Securities Exchange Act of 1934



                           The A Consulting Team, Inc.
-------------------------------------------------------------------------------
                                (Name of Issuer)


                                  Common Stock
-------------------------------------------------------------------------------
                         (Title of Class of Securities)


                                 000881 10 2
--------------------------------------------------------------------------------
                                 (CUSIP Number)


                                  July 19, 2002
-------------------------------------------------------------------------------
              (Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed.

|_| Rule13d-1(b)
|X| Rule13d-1(c)
|_| Rule13d-1(d)


The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).




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      CUSIP No. 000881 10 2               13G                Page 2 of 6
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-------------- ----------------------------------------------------------------
      1        NAME OF REPORTING PERSONS
               I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)
               ----------------------------------------------------------------

               Sanjeev Welling
-------------- ----------------------------------------------------------------
      2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*       (a) |_|
                                                                       (b) |_|
-------------- ----------------------------------------------------------------
      3        SEC USE ONLY

-------------- ----------------------------------------------------------------
      4        CITIZENSHIP OR PLACE OF ORGANIZATION

               United States
------------------------------------------ -------------------------
                           5   SOLE VOTING POWER
    NUMBER OF                  536,749 shares of Common Stock.  See Item 4.
     SHARES             ------ ----------------------------------
  BENEFICIALLY             6   SHARED VOTING POWER
    OWNED BY            ------ ----------------------------------
      EACH                 7   SOLE DISPOSITIVE POWER
   REPORTING                   536,749 shares of Common Stock.  See Item 4.
   PERSON WITH          ------- -----------------------------------------------
                           8   SHARED DISPOSITIVE POWER
                        ------ ------------------------------------------------
      9        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

               536,749 shares of Common Stock.  See Item 4.
-------------- ----------------------------------------------------------------
     10        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES
               CERTAIN SHARES*
                                                                      / / |_|
-------------- ----------------------------------------------------------------
     11        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

               6.4% of shares of Common Stock.  See Item 4.
-------------- ----------------------------------------------------------------
     12        TYPE OF REPORTING PERSON*

               IN
-------------- ----------------------------------------------------------------



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      CUSIP No. 000881 10 2               13G                Page 3 of 6
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ITEM 1(a).        Name of Issuer:

                  The A Consulting Team, Inc.

ITEM 1(b).        Address of Issuer's Principal Executive Offices:

                  77 Brant Avenue
                  Suite 320
                  Clark, New Jersey 07066

ITEM 2(a).        Name of Person Filing:

                  Sanjeev Welling

ITEM 2(b).        Address of Principal Business Office or, if None, Residence:

                  31 Winding Brook Way
                  Edison, New Jersey 08820

ITEM 2(c).        Citizenship:

                  Mr. Welling is a United States citizen.

ITEM 2(d).        Title of Class of Securities:

                  Common Stock, $.01 par value per share (the "Common Stock").

ITEM 2(e).        CUSIP Number:

                  000881 10 2

ITEM 3. If this statement is filed pursuant to Rule 13d-1(b), or 13d-2(b), check whether the person filing is a:


         (a)      |_|      Broker or Dealer registered under Section 15 of the Exchange Act.
         (b)      |_|      Bank as defined in section 3(a)(6) of the Exchange Act.
         (c)      |_|      Insurance Company as defined in section 3(a)(19) of the Exchange Act.
         (d)      |_|      Investment Company registered under section 8 of the Investment Company Act.
         (e)      |_|      An investment advisor in accordance with Rule 13d-1(b)(1)(ii)(E);
         (f)      |_|      An employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F);
         (g)      |_|      A parent holding company or control person in accordance with Rule 13d-1(b)(1)(ii)(G);
         (h)      |_|      A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act;
         (i)      |_|      A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act;
         (j)      |_|      Group, in accordance with Rule 13d-1(b)(1)(ii)(J).


      If this statement is filed pursuant to Rule 13d-1(c), check this box. |X|


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      CUSIP No. 000881 10 2               13G                Page 4 of 6
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ITEM 4.           Ownership.

         (a)      Amount Beneficially Owned:

                  As of July 19, 2002, Mr. Welling beneficially owned an aggregate of 536,749 shares of Common Stock.

          (b)     Percent of Class:

                  As of July 19, 2002, Mr. Welling beneficially owned approximately 6.4% of the shares of Common Stock outstanding (based upon 8,386,871 shares of Common Stock outstanding).

          (c)     Number of shares as to which such person has:

                  (i)  Sole power to vote or direct the vote:

                       536,749 shares of Common Stock

                  (ii) Shared power to vote or direct the vote:

                       Not Applicable.

                  (iii)Sole power to dispose or to direct the disposition of:

                       536,749 shares of Common Stock

                  (iv) Shared power to dispose or to direct the disposition of:

                       Not Applicable.

ITEM 5.           Ownership of Five Percent or Less of a Class.

                  Not Applicable.

ITEM 6.           Ownership of More than Five Percent on Behalf of Another
                  Person.

                  Not Applicable.

ITEM 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.

                  Not Applicable.

ITEM 8.           Identification and Classification of Members of the Group.

                  Not Applicable.

ITEM 9.           Notice of Dissolution of Group.

                  Not Applicable.

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      CUSIP No. 000881 10 2               13G                Page 5 of 6
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ITEM 10.          Certification

                  By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

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      CUSIP No. 000881 10 2               13G                Page 6 of 6
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                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                                     August 21, 2002
                                           ------------------------------------
                                                         (Date)


                                                  /s/ Sanjeev Welling
                                           ------------------------------------
                                                       (Signature)